I, <u>Jovante Ham</u>, the Principal Executive Officer of <u>Melanoid Exchange</u> hereby certify that the financial statements of <u>Melanoid Exchange</u> and notes thereto for the periods of <u>08/2019</u> through <u>02/2020</u> included in this statement are true and complete in all material respects and that the information below reflects accurately the information reported that did not meet the requirements to report on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the<u>02/26/2020 </u>(Date of Execution).



_____ (Signature)
<u>Chief Executive Officer</u> (Title)

<u>06/17/2020</u> (Date)

2019

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
12/31/2019

Assets

Current Assets	
(example - Bank Accnt, Cash, Debtors)	Amount
Bank Account	15,798.00
Cash	123.00
Total Current Assets	**15,921.00**

Fixed Assets	
(example - Furniture, Office Equipment, Vehicle)	Amount
Office Furniture	2,000.00
Computer Equipment	1,223.00
Total Fixed Assets	**3,223.00**

Inventory	
(example - Stock)	Amount
Total Inventory	

		Total Assets	**19,144.00**

Liabilities

Current Liabilities	
(example - Credit cards, Creditors,)	Amount
Credit Cards	20,139.00
Total Current Liabilities	**20,139.00**

Long Term Liabilities	
(example - Loan)	Amount

Total Long Term Liabilities	

Total Liabilities	**20,139.00**
(Current Liabilities add Long Term Liabilities)	

Net Assets	**-995.00**
(Assets less Liabilities)	

Equity

Description	Amount
(example - Funds Introduced, Drawings, Current Earnings)	
Earnings	-995.00

Equity	**-995.00**

Total Equity	**-995.00**
(Net Assets should equal Total Equity)	

2020

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
<mark>02/26/2020</mark>

Assets

Current Assets

(example - Bank Accnt, Cash, Debtors)	Amount
Bank Account	24,694.00
Cash	123.00
Total Current Assets	**24,817.00**

Fixed Assets

(example - Furniture, Office Equipment, Vehicle)	Amount
Office Furniture	4,000.00
Computer Equipment	6,667.00
Total Fixed Assets	**10,667.00**

Inventory

(example - Stock)	Amount
Total Inventory	

	Total Assets	**35,484.00**

Liabilities

Current Liabilities

(example - Credit cards, Creditors,)	Amount
Total Current Liabilities	

Long Term Liabilities

(example - Loan)	Amount
Loans	35,622.00
Total Long Term Liabilities	**35,622.00**

	Total Liabilities	35,622.00
	(Current Liabilities add Long Term Liabilities)	
	Net Assets	-138.00
	(Assets less Liabilities)	

Equity

Description	Amount
(example - Funds Introduced, Drawings, Current Earnings)	
Earnings	-138.00

	Equity	-138.00

	Total Equity	-138.00
	(Net Assets should equal Total Equity)	

_____
Index to Financial Statements
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Melanoid Exchange LLC. was formed onAugust 14th,2020 ("Inception") in the State of Florida.   The financial statements of Melanoid Exchange(which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located inHouston, TX Is an ecommerce site selling merchandise online. It's a marketplace for consumers to purchase their goods and services as lower cost.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents
For purpose of the profit and loss statement, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognize revenues from sale of goods and services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as aLimited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholder is liable for individual federal and state income taxes on respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company did not file a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies for 2015.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.